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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slocum DeAngelus & Associates P. C.
(Name – *if individual, state last, first, middle name*)

974 Albany Shaker Road (Address) Latham, (City) NY (State) 12210 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/2/15

OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, Inc., as of March, 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2019

Katherine M. Flouton
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2015 AND 2014

SLOCUM, DEANGELUS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2015 AND 2014

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying statements of financial condition of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity and changes in liabilities subordinated to the general claims of creditors and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Slocum DeAngelus & Associates, P.C.
Slocum DeAngelus & Associates, P.C.

May 18, 2015
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2015 AND 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash and cash equivalents	$ 2,676,254	$ 2,538,854
Receivables -		
Clearing broker	311,922	299,693
Accrued commissions	5,208,211	4,722,120
Other	26,621	28,835
Prepaid income taxes	4,282	-0-
Prepaid expenses	147,472	19,270
Total current assets	8,374,762	7,608,772
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 317,661 and $ 261,298 in 2015 and 2014, respectively	356,010	288,322
OTHER ASSETS		
Cash deposited with clearing broker	175,000	175,000
Security deposits	16,882	16,882
Total other assets	191,882	191,882
TOTAL ASSETS	$ 8,922,654	$ 8,088,976

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 6,821,567	$ 6,282,858
Notes payable - current	-0-	3,402
Income taxes payable	7,434	61,862
Total current liabilities	6,829,001	6,348,122
LONG-TERM LIABILITIES		
Notes payable – long-term	-0-	-0-
Deferred income taxes	103,243	83,613
Subordinated loan – Parent company	150,000	150,000
Total long-term liabilities	253,243	233,613
TOTAL LIABILITIES	7,082,244	6,581,735
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	1,711,382	1,378,213
Total stockholder's equity	1,840,410	1,507,241
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,922,654	$ 8,088,976

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2015 AND 2014

	2015	2014
REVENUES		
Mutual fund commissions	$ 36,234,493	$ 27,873,897
Variable annuities, insurance and other product commissions	17,147,704	16,690,617
Securities commissions	5,209,498	4,658,724
Fee income	723,608	647,091
Interest and other income	50,997	44,336
Total revenues	59,366,300	49,914,665
COST OF REVENUES (Supplementary schedule)	49,223,996	41,333,348
GROSS PROFIT	10,142,304	8,581,317
OPERATING EXPENSES		
Rent	410,704	374,721
Administrative payroll and benefits	3,556,247	2,692,826
General and administrative (Supplementary schedule)	5,602,215	4,931,529
Total operating expenses	9,569,166	7,999,076
NET INCOME FROM OPERATIONS	573,138	582,241
INTEREST EXPENSE	(22,813)	(23,112)
PROVISION FOR TAXES	(217,156)	(221,592)
NET INCOME	$ 333,169	$ 337,537

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2015 AND 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2013	$ 10,000	$ 119,028	$ 1,040,676	$ 1,169,704
Net income	-0-	-0-	337,537	337,537
Balance-March 31, 2014	10,000	119,028	1,378,213	1,507,241
Net income	-0-	-0-	333,169	333,169
Balance-March 31, 2015	$ 10,000	$ 119,028	$ 1,711,382	$ 1,840,410

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2014	$ 150,000
Additional Loans	-0-
Balance – March 31, 2015	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 333,169	$ 337,537
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	96,961	68,813
(Increase) decrease in:		
Receivables -		
Clearing broker	(12,229)	(92,741)
Accrued commissions	(486,091)	(1,143,610)
Other	2,214	10,294
Prepaid income taxes	(4,282)	-0-
Prepaid expenses	(128,202)	(6,764)
Increase (decrease) in:		
Accounts payable and accrued expenses	538,709	1,666,397
Deferred income taxes	19,630	23,134
Income taxes payable	(54,428)	33,266
Net cash provided by operating activities	305,451	896,326
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(164,649)	(148,568)
CASH FLOW FROM FINANCING ACTIVITIES		
Principal payments on long term debt	(3,402)	(15,822)
NET INCREASE IN CASH AND CASH EQUIVALENTS	137,400	731,936
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,538,854	1,806,918
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,676,254	$ 2,538,854

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2015	2014
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 217,156	$ 221,592
Adjustments related to prepaid income taxes	4,282	-0-
Adjustments related to deferred income taxes	(19,630)	(23,134)
Adjustments related to income taxes payable	54,428	(33,266)
TOTAL INCOME TAXES PAID	$ 256,236	$ 165,192
INTEREST PAID	$ 22,813	$ 23,112

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2015 AND 2014

	2015	2014
COST OF REVENUES		
Independent agent commissions	$ 41,805,336	$ 35,086,083
Sales and trading salaries	3,120,277	3,090,524
Professional liability insurance	1,558,376	1,001,229
Fees and regulatory	1,258,326	927,981
Clearing and execution	644,525	531,492
Payroll taxes and benefits	650,536	543,127
Retirement plan	186,620	152,912
Total cost of revenues	$ 49,223,996	$ 41,333,348
GENERAL AND ADMINISTRATIVE		
Management services	$ 3,510,759	$ 3,186,994
Communication and technology	619,271	584,246
Professional fees	232,466	145,691
Payroll and data processing	216,250	167,951
Travel	131,178	117,910
Insurance	129,610	93,656
Postage	97,312	86,155
Depreciation	96,961	68,813
Computer supplies	92,277	89,270
Meals and entertainment	86,505	72,033
Office	85,158	58,381
Telephone	54,873	60,326
Customer statements	53,934	50,496
Training and education	53,734	32,005
Utilities	48,006	48,461
Other	47,236	38,960
Advertising and promotion	23,353	11,032
Equipment rental and repair	23,332	19,149
Total general and administrative	$ 5,602,215	$ 4,931,529

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS of $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

The Company records its revenue on the accrual basis of accounting. Revenues and related broker expenses are recorded on a trade date basis as securities transactions occur.

REVENUE RECOGNITION

Revenues are comprised of commission-based products for which we and our registered representatives receive an upfront commission and, for certain products, a trailing commission and fee income for administrative services. Our brokerage offerings include mutual funds, equities, variable and fixed annuities, alternative investments such as non-traded real estate investment trusts and business development companies, retirement and 529 education savings plans, fixed income and insurance.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

DEPRECIATION

Depreciation is provided by using the straight-line method for book purposes and accelerated rates for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 96,961 and $ 68,813 for the years ended March 31, 2015 and 2014, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy is in accordance with FASB ASC 740, income taxes. FASB ASC 740-10 clarifies the accounting for before being recognized in the financial statements. With few exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2010.

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Current income tax expense	$ 197,526	$ 198,457
Deferred income tax expense	19,630	23,135
Total income tax expense	$ 217,156	$ 221,592

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 18, 2015, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York and a Co-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2019	$ 440,913
Albany, New York	December 15, 2015	22,500
Latham, New York	March 31, 2015	13,200
Schenectady, New York	May 31, 2015	694

Base annual rent does not include contractually billed additional incurred operating expenses. The disaster recovery site is being moved from the Schenectady, New York location to the Latham, New York location in May, 2015. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 61,354 and $ 59,226 for the years ended March 31, 2015 and 2014, respectively. Rent is shown net of sublease income on the statements of income.

The disaster recovery site is being moved from the Schenectady, New York location to the Latham, New York location in May, 2015

(2) COMMITMENTS (CONTINUED)

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2016	$ 466,506
2017	454,113
2018	454,113
2019	271,599
2020	14,400

(3) NOTES PAYABLE

The Company leases certain equipment under capital lease financing agreements. The terms of the capital leases are as follows:

	2015	2014
Dell Financial 36 month zero percent capital lease secured by computer equipment. Matured July, 2014.	-0-	3,402
Total notes payable	-0-	3,402
Less current portion	-0-	3,402
Total notes payable long-term	$ -0-	$ -0-

Interest paid on the capital leases for the years ended March 31, 2015 and 2014 were $0 and $300, respectively.

(4) RETIREMENT PLAN

The Company maintains a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $186,620 and $ 152,912 in 2015 and 2014, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management and other support costs. The total fees charged to the Company amounted to $ 3,770,000 and $ 3,503,500 in 2015 and 2014, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 1,281,622 and $ 1,262,205 in 2015 and 2014, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and its independent registered representatives of approximately $ 930,379 and $ 801,446 were paid in 2015 and 2014, respectively.

(6) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8). Interest paid pursuant to the subordination agreement was $22,812 and $22,812 for 2015 and 2014, respectively.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2015	2014
Computed net capital, including subordinated note	$ 830,787	$ 823,061
Aggregate indebtedness, excluding subordinated note	834%	781%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 for both 2015 and 2014.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2015 and 2014, and have issued our report thereon dated May 18, 2015. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.
SLOCUM DeANGELUS & ASSOCIATES, P.C.

May 18, 2015
Albany, New York

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2015	2014
Total stockholder's equity	$ 1,840,410	$ 1,507,241
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	1,990,410	1,657,241
Deductions -		
Commissions aged or unallowable	565,673	443,131
Other receivables	26,621	28,836
Security deposits	16,882	16,882
Funds reserved for regulatory fees	17,481	11,855
Prepaid expenses	151,754	19,270
Fixed assets	356,010	288,322
Total deductions	1,134,421	808,296
Net capital before haircuts on money market accounts	855,989	848,945
Haircuts on money market accounts	25,202	25,884
Net capital	830,787	823,061
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	462,150	428,783
Excess net capital	$ 368,637	$ 394,278

AGGREGATE INDEBTEDNESS

	2015	2014
Accounts payable and accrued expenses	$ 6,821,567	$ 6,286,260
Income tax payable	110,677	145,475
Total aggregate indebtedness	$ 6,932,244	$ 6,431,735
Ratio of aggregate indebtedness to net capital	8.34 to 1.00	7.81 to 1.00

Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of form X-17a-5 as of March 31, 2015 and 2014.

SLOCUM DeANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have reviewed management's statements, included in the accompanying exemption report, in which Purshe Kaplan Sterling Investments Inc., identified the following provisions of 17 C.F. R. Section 15c3-3(k) under which Purshe Kaplan Sterling Investments Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(2)(i), and Purshe Kaplan Sterling Investments Inc., stated that Purshe Kaplan Sterling Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Purshe Kaplan Sterling Investments management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, include inquiries and other required procedures to obtain evidence about Purshe Kaplan Sterling Investments Inc.'s, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is to the expression of an opinion on managements statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for the in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Slocum, DeAngelus & Associates, P.C.
SLOCUM, DeANGELUS & ASSOCIATES, P.C.

May 18, 2015
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS INC. EXEMPTION REPORT

Purshe Kaplan Sterling Investments, Inc., is a registered broker-dealer subject to the Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Purshe Kaplan Sterling Investments, Inc. states the following:

1. Purshe Kaplan Sterling Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i).
2. Purshe Kaplan Sterling Investments, Inc. met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 to March 31, 2015.

Purshe Kaplan Sterling Investments, Inc.

I, J. Peter Purcell affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

CEO

J. Peter Purcell, CEO

May 18, 2015

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2014 to March 31, 2015, which were agreed to by Purshe Kaplan Sterling Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Purshe Kaplan Sterling Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Purshe Kaplan Sterling Investments, Inc.'s management is responsible for Purshe Kaplan Sterling Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2015, with revenues reported on the FOCUS reports for the period from April 1, 2014 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2014 to March 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Slocum DeAngelus & Associates, P.C.
SLOCUM DEANGELUS & ASSOCIATES, P.C.

May 18, 2015
Albany, New York